

September 28, 2010

Mr. Patrick J. Callan, Jr.
President and Chief Executive Officer
One Liberty Properties
60 Cutter Mill Road
Great Neck, NY 11021

  Re: One Liberty Properties, Inc.
    Form 10-K for the year ended December 31, 2009
    Filed March 12, 2010
    File No. 001-09279

Dear Mr. Callan:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Item 2. Properties

Our Properties, page 27

1. We note you have provided annualized rent figures on a total basis throughout your tables. In future filings, please include a separate column disclosing the rent per square foot for your properties. Please also revise to provide this disclosure based on your effective annual rents or advise. Please tell us how you intend to comply and confirm you will provide similar disclosure in future filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

2.   In future filings, please provide an overview to address management's perspective on the risks and challenges facing your company and how management is dealing with these issues, including any risks you face related to the collectability of rents and rent receivables. In addition, please discuss the impact of the current market on your company.   Please tell us how you intend to comply and include similar disclosure in future filings.

Contractual Obligations, page 42

3.   We note your disclosure on page 43 regarding your non-recourse mortgages subject to certain carve-outs. Please briefly revise future filings to describe what you mean by "subject to certain carve-outs."   Please tell us how you intend to comply and confirm you will include similar disclosure in future filings.

Item 15. Exhibits and Financial Statement Schedules, page 50

4.   We note that revenues derived from a master lease with Haverty Furniture Companies, Inc. accounted for 11.9% of your aggregate annual gross revenues for the year ended December 9, 2009 and that revenues derived from leases with Office Depot, Inc. accounted for 10.9% of your 2009 rental income and will account for 11.1% of your 2010 contractual rental income. Please file these leases as exhibits to your next periodic report, or tell us why you believe they are not required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

Signatures

5.   The Form 10-K must be signed by your controller or principal accounting officer in accordance with General Instruction D(2)(a) to Form 10-K. Please tell us who serves in that capacity and confirm that you will identify your controller or principal accounting officer on the signature page in your future filings.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

    •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone, Staff Accountant, at (202) 551-3429 or Linda Van Dorn, Senior Assistant Chief Accountant, at (202) 551-3498 if you have questions regarding the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel